SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2007

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      Ö             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Changes in Revenues or Income

Income Statement Data	Years Ended December 31,		Changes	Changes(%)
	2006	2005
Revenues	11,780,906,789	11,877,271,873	-96,365,084	-0.8
Operating Income	1,747,192,574	1,659,882,695	87,309,879	5.3
Ordinary Income	1,603,272,247	1,359,167,808	244,104,439	18
Net Income	1,245,782,372	1,031,810,593	213,971,779	20.7

Balance Sheet Data	As of December 31,
	2006	2005
Total Assets	18,007,284,614	17,936,509,292
Total Liabilities	9,444,789,835	9,893,532,494
Capital Stock	8,562,494,779	8,042,976,798
Total Stockholders’ Equity	1,560,998,295	1,560,998,295
Capital Stock / Total Stockholders’ Equity (%)	548.5	515.2

- Unit: KRW thousand except for percentages

Reasons for the change in revenue or income:

- Increase in gains from disposal of investment assets

- Decrease in interest expenses due to debt repayment

Date of board resolution: January 25, 2007

* Financial results of 2005 were adjusted according to the change in accounting principle under KGAAP.

* Above figures are subject to changes as a result of an audit by the independent auditors or the general shareholders’ meeting.

Dividends

Dividend type	Regular (year-end) dividend
Dividends declared per share	KRW 2,000
Dividends yield ratio	4.1
Total dividends declared (KRW)	416,190,356,000
Record date	December 31, 2006
Dividends payment date	-
Scheduled date of the general shareholders’ meeting	March 16, 2007
Date of the board resolution	January 25, 2007

Above figures are subject to changes as a result of an audit by the independent auditors or the general shareholders’ meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 25, 2007
KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director